EXHIBIT 99.1

TDC Reduces Headcount in the Domestic Business by 10%

COPENHAGEN, Denmark, May 12, 2003 (PRIMEZONE) -- TDC (NYSE:TLD) (OTHER OTC:TDCAF) has decided to initiate a 10% reduction of the domestic work-force comprising 1,650 employees in the period until end of 1st quarter 2004. The decision follows from TDC's domestic business experiencing stagnation from a weak Danish economy, fierce competition and tough regulation. This has caused decline in sales growth and production volumes, resulting in employee redundancy. Further, technological developments like web-based self-service and "do-it-yourself" installation products will continue to reduce the manning need in the domestic business.

The total costs associated with the headcount reduction are estimated to approximately DKK 1.0bn after tax. The resulting cost savings due to the lower manning is estimated to approximately DKK 300m before tax in 2004.

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